UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*



CORNERSTONE BANCSHARES, INC



Preferred Stock



218924207


Summer Stephens
Barnett & Company
1300 Broad Street, Suite 303
Chattanooga, TN  37402
(423)756-0125


March 31, 2015

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.1 3d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.  Names of Reporting Persons.
 Warren Barnett

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.  SEC Use Only
4.  Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization



   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:


7.  Sole Voting Power

192,560



8.  Shared Voting Power

00,000



9.  Sole Dispositive Power

192,560



10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
192,560
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.  Percent of Class Represented by Amount in Row (11)

14.  Type of Reporting Person
IA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date


Warren Barnett
Signature


Warren Barnett, President
Name/Title